FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 18 July, 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


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                             Yes              No   X

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                                    CONTENTS

1. AGM chief executive address




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  (Date Month Year)



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          AGM chief executive address







British Airways Annual General meeting

QE11 Conference Centre

Tuesday, July 18

Chief Executive's Address



Many of you will remember my predecessor, Sir Rod, remarking that he'd had lots of luck in this job - all of it bad. Over the last nine months, there have been one or two moments when I wished that his legacy hadn't been quite so comprehensive.



As the Chairman has outlined, there have been downs as well as ups this year. But we should not overlook the real successes we have had - and the progress we have made in tackling some of the most fundamental challenges we face.



I was particularly pleased to see our shorthaul business return to profit this year for the first time in ten years.



This is a great achievement in what has become the most intensely competitive air market in the world, and one in which certain low-cost carriers appear to think that it is only a matter of time before they sweep away all opposition.



Well, we have shown we won't be swept away. This move into profit is just the beginning. We have performed particularly well on our shorthaul routes out of Heathrow, where our network and frequency are much appreciated by our business customers.



At Gatwick, where our operation is more focused on our leisure customers, we have set a clear target for profit improvement - based on our plans for reducing costs and increasing revenue.



We have just concluded an important agreement with our Gatwick trade unions to merge our longhaul and shorthaul cabin crews, generating more than GBP13 million in annual savings.



The agreement creates a single, simplified operation that removes duplication, introduces new working practices and - most important of all - maintains standards of customer service.



It is an excellent example of how all of us in British Airways can work together to recognise that the industry has changed, face up to the new realities, and get ourselves in shape to take on and beat the competition.



We have launched six new destinations from Gatwick this summer, we will open a further route (to Salzburg) in December, and we continue to look for profitable opportunities elsewhere in continental Europe.



At the end of April, we launched our new low one-way fares on shorthaul, which earned extensive coverage in the press and was followed up with the television, radio and internet advertising campaigns that many of you will have seen and heard.



Great value fares. Frequent flights. Convenient airports. Free refreshments on board. More leg room. No baggage charge. The product we offer on shorthaul is second to none.



In the regions, we have relaunched our CitiExpress business as BA Connect: with a single-class cabin and a simple two-level fare structure. The new operation has made a useful start, but the UK regions are a very different market from Heathrow or Gatwick - and we have made clear that BA Connect must deliver.



Across all BA's domestic and European services, our passenger loads are up four per cent in the first three months of this financial year, compared with the same quarter last year. The message is clear: customers know that British Airways represents excellent value on shorthaul - and more and more of them want to fly with us.



The growth of our business is certainly not confined to shorthaul. Last autumn we opened a new route to Bangalore and, with extra frequencies to Delhi, Mumbai and Chennai, our services to India have more than doubled in the last 12 months from 19 a week to 42. Apart from the United States, India is now our largest overseas market.



We recently announced that we would be launching another new route, to Calgary in Canada, increasing frequency to Brazil's business capital, Sao Paulo, and adding an eighth daily service from Heathrow to New York JFK.



These highlights of the winter longhaul schedule will be hugely reinforced by the introduction of our upgraded Club World cabins - with new seats that will consolidate our lead in flat-bed comfort and style.



We will also see the phasing-in of our digital in-flight entertainment systems for all longhaul customers, offering a choice of dozens of film, TV and audio programmes that you can start, stop and rewind just as you would at home.



Another success, and one of the reasons customers come to us, is the user-friendliness of our ba.com website.



We now sell up to 25,000 seats online every day - a higher total than ever before, as more and more customers come to enjoy the ease, flexibility and comprehensive flight information that ba.com provides.



Visiting ba.com is about so much more than simply choosing your flight. You can select your seat, check in - and print off your boarding pass at home or in the office.



Customers really appreciate this extra convenience and the opportunity it provides to skip the queues at conventional check-in desks.



In April, we moved to a system of online or self-service check-in only for domestic flights - and it has been a great success. I am delighted that we have been able to extend this facility to parents travelling with children, and remove what was often one of the high-stress phases of a family journey.



Worldwide, one in three of our customers now buys their seat direct from us. The vast majority of these book via ba.com, and we aim to raise direct bookings to 50 per cent by the time we move to Heathrow's Terminal 5 in March 2008.



It would be premature to regard Terminal 5 as a success story at this stage, but I am very pleased with the advances we have made in our preparations.



More than 5,000 of our staff have attended 'Fit for 5' information and training events, and we have made important progress with our unions in agreeing changes to working practices. We have already reached agreement with 800 of our ground transport staff, and continue to talk constructively with the unions in other departments.



Terminal 5 means a great deal to us. For the first time in 40 years, we will be able to bring our core operation under one roof, bringing us significant operating efficiencies and offering our customers an airport experience to rival the best in the world.



T5 is very exciting. But we need to ensure that increased passenger capacity is matched by greater runway capacity to ensure Heathrow's continuing success.



I want to spend a minute or two on this issue - because it is central not only to the future of our airline, but also to the wider environmental challenge faced by the whole aviation industry.



Heathrow celebrated its 60th birthday a couple of months ago - and it still makes do with the two runways it started with in 1946. The shoe has been pinching for a long time. The truth is that the airport is falling further and further behind the Continental hubs in terms of aircraft-handling capacity and route network.



Frankfurt, Amsterdam and Paris Charles de Gaulle have been well ahead on both counts for some years. In the current summer schedule, Madrid has also overtaken Heathrow in terms of runway capacity, and Munich has begun serving more destinations direct.



It is absolutely essential that to reverse Heathrow's slide and underpin the economic competitiveness of UK plc, the airport is given approval to make full use of its existing runways and to build a short, third runway.



The Government has set strict environmental conditions in terms of noise and local air quality - and I believe we are making good headway toward satisfying them. We look forward with optimism to the Government's 'Progress Report' on its aviation White Paper at the end of this year.



Of course, it is not only local environmental factors that matter. Opponents of Heathrow's development will say that expansion should not take place because allowing more flights would accelerate global warming.



Indeed, we will be told - in some quarters we are being told already - that any expansion of aviation anywhere is a bad thing and should be prevented.



I fully accept that climate change is a fundamental issue that the aviation industry must address. But we need more context in this debate.



The UN's Inter-Governmental Panel on Climate Change forecasts that global carbon dioxide emissions from air transport will grow to five per cent of all emissions by 2050, compared with between two and three per cent now.



The contribution of UK aviation to global CO2 emissions is just 0.1 per cent. So anyone who tells you they are going to save the planet by cutting down on flying is deluding themselves. You cannot solve global warming by beating up aviation.



What should the industry do? At British Airways, we have spent seven years arguing for a system of emissions trading as the most efficient and environmentally effective means of limiting aviation's impact on climate change.



People have listened to us. The UK Government has taken up the issue within the EU, and the European Commission now intends to publish draft legislation in the autumn.



Emissions trading means airlines must cut or pay. If they cannot cut their own carbon emissions, they must pay for the carbon reductions achieved by companies in industries with greater practical potential for lowering their CO2 output - sectors such as power generation, oil refining or steelmaking. In tackling global warming, what matters is the world's total production of CO2, not one industry's.



It is important that the European Commission gets the details right. For example, we think the scheme should apply - initially at least - to flights that start and end within the EU, and that the initial carbon allocations to airlines should relate to past emissions performance.



In summary, we urge the Commission to go for simplicity. Over-complication of a scheme that has to apply to 25 member countries will only cause delay or inconsistent implementation.



The important thing is to bring the scheme into operation on schedule in 2008, or as soon as possible thereafter. A working system of emissions trading in Europe could provide a model for the rest of the world - in time helping toward a global solution for what is truly a global problem.



Ladies and gentlemen, tackling our environmental impact will be crucial to our business success in the future.



We have enjoyed a variety of successes this year. But as you all know, we must overcome considerable short-term and long-term challenges to ensure that our success continues.



I thank you for your support, and for your continued appreciation of and commitment to our strategic objectives.



I am proud to lead British Airways. And I am confident that, with your help, we will make this airline an enduring source of pride for everyone associated with it for many years to come.



END



Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.